FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Earnings Release: Second Quarter 2011 Results

2.	Summary of Principal Decisions of the 514th Meeting of the Board of Directors, July 27, 2011

3.	Summary of Minutes of the 514th Meeting of the Board of Directors, July 27, 2011

4.	Market Announcement — Early Redemption of Promissory Notes, July 27, 2011

5.	Summary of Minutes of the 139th Meeting of the Board of Directors — CEMIG Geração e Transmissão S.A., July 27, 2011

6.	Market Announcement — Payment for Acquisition of Braslight’s Position in FIP Luce, July 28, 2011

7.	Summary of Principal Decisions of the 515th Meeting of the Board of Directors, August 04, 2011

8.	Market Announcement — Stockholders’ Agreement, August 9, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

	By:	/s/ Arlindo Porto Neto
		Name:	Arlindo Porto Neto
		Title:	Acting Chief Officer for Finance and Investor Relations
Date: August 16, 2011

1.     Earnings Release: Second Quarter 2011 Results

Brazil’s Best Energy

Belo Horizonte, Brazil

August 13, 2011

Investor contacts:

Chief Officer for Finance and

Investor Relations

Luiz Fernando Rolla

General Manager,

Investor Relations

Antônio Carlos Vélez Braga

Investor Market Manager

Stefano Dutra Vivenza

Tel +55 (31) 3506-5024

Fax +55 (31) 3506-5026

ri@cemig com.br

http://ri.cemig.com.br/

Cemig invitation:

Vídeo Webcast

Conference Call (11) 4688-6341

Date: August 23, 2011

Time: 2 p.m. (Brazil)

EARNINGS RELEASE

Cemig H

Djalma Bastos de Morais, CEO, comments:

“the exceptional results we have achieved in second quarter of 2011 continue to reflect the success of our Long-term Strategic Plan”

Luiz Fernando Rolla, CFO and Investor Relations Director, says:

“new level of results, which reflects the correctness of our strategy of growing through acquisitions and new projects, within the process of consolidation of the Brazilian electricity sector.”

2Q11 HEADLINES:

— Disclaimer

Certain statements in this material may represent expectations about future events or results that are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and on expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Because of these and other factors the real results of Cemig may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) and in the 20-F form filed with the U.S. Securities and Exchange Commission (SEC).

(Figures are in R$ ’000, except where otherwise indicated)

— From the CEO and CFO

Cemig’s CEO, Mr. Djalma Bastos de Morais, said that “the exceptional results we have achieved in second quarter of 2011 continue to reflect the success of our Long-term Strategic Plan. The strategy set out in the Plan, by focusing on the long term, enables Cemig to have growing results, with a balanced portfolio of businesses that have low risk.

Following successful completion of several acquisitions, Cemig is now in an excellent position, in a macro context of strong economic growth – which is in turn being demonstrated by the exceptional growth in our consumer market.

As always, we never cease to “do our homework”, which enables us to grow in all sectors in a balanced fashion, and with focus on operational excellence.

And the results show that we are on the right path; that the decisions we have taken in recent years are indeed constantly adding value to our business – and that this is making Cemig stronger and more solid every day, with efficient corporate management”.

Cemig’s Chief Officer for Finance, Investor Relations and Control of Holdings, Mr. Luiz Fernando Rolla, comments: “In the second quarter, Cemig continued to provide consistent, robust cash flow, as a result of our operations, which as always aim to add value for our shareholders. Our Ebitda in 2Q11 is R$ 1.3 billion, 1% more than in the second quarter of 2010. This result benefits from our policy of maintaining high levels of operational efficiency and excellence. Net income in 2Q11 is R$ 523 million, 29% more than in 2Q10. We have now moved to a new level of results, and this reflects the correctness of our strategy of growing through acquisitions and new projects, within the process of consolidation of the sector.

Even though our Group now operates with 58 companies and in 15 consortia, its operations have synergy, are increasingly profitable, and are positioned with lower risk, and greater stability — and its results continue to grow over the long term.

Our solid cash position of R$ 3.0 billion makes execution of our Strategic Plan possible, guaranteeing our dividend policy and debt management, and the execution of the planned investments, including those associated with acquisition opportunities.

The excellent results that we are presenting today show that we continue to add value, in a continuous and sustainable manner, for all our shareholders — and all our other stakeholders. This release summarizes the key points of our results for the second quarter of 2011.”

— The economic context

In the second quarter of 2011 there were signals of uncertainty as to continuation of growth in the world’s principal economies, especially the US and the Euro zone. In the second quarter US GDP was only a modest 0.32% higher in real terms than in the first, and 1.62% higher than in 2Q10, the main reason being only a small expansion in private consumption.

In the Euro zone there was tension arising from the sovereign debt of countries such as Greece, Ireland, Portugal and Spain, as their fiscal austerity measures contributed to lower growth in those countries.

Economic growth in China, the principal importer of Brazilian products, though becoming slightly slower, was still a strong 9.5% year-on-year in the second quarter. China’s government acted to contain inflation, which was 6.4% in June.

In Brazil, increases in all prices led the Central Bank to impose monetary tightening, mainly by increases in the basic (Selic) interest rate, which rose to 12.25% in June. 12-month inflation at the end of June was 6.71%, higher than the upper limit of the target range for the IPCA (Expanded National Consumer Price) index set by the National Monetary Council. In line with the strong increase in economic activity, Brazil’s unemployment rate fell to a new low, of 6.00% at the end of the quarter, 1.64 percentage points lower than at the end of the first quarter of 2011. Seasonally adjusted real wages also expanded in all sectors, the highest growth being in mining (3.48%), and lending to individuals continued to be strong, led by real estate financing.

Industrial production has been relatively stable since March 2010, both for Brazil and for Minas Gerais — the state with the largest presence in Cemig’s business. In 2Q11, industrial production was 0.74% lower than in 1Q11 in the whole of Brazil, and 0.06% lower in Minas Gerais. The reduction reflects the measures taken by the government since the beginning of the year to contain inflation, and also the lower growth of the world economy. However, compared to the second quarter of 2010 indicators were positive year-on-year, with Brazilian industrial production up 0.72% year-on-year, and industrial production in Minas Gerais up 0.51%.

Source: IBGE Monthly Industrial Production Survey, physical Production

In 2Q11 total electricity consumption in Brazil was 105,965 GWh, 1.27% less than in the first quarter, and 2.48% more than in 2Q10. In Brazil’s Southeast, the region where the greater part of

Cemig’s clients are located, consumption was 56,832 GWh, 1.48% less than in 1Q11 and 2.82% more than in 2Q10.

Total electricity consumption (GWh)

Sources: Eletrobrás, Cemig research

In the breakdown of this indicator for Brazil, the industrial sector stands out as the principal consumer, followed by the residential, commercial and other sectors. Industrial consumption was 3.07% higher in the quarter than in 1Q11, but lower in the other consumer categories: down 5.18% in the residential group, down 4.96% in the commercial group, and down 1.94% in the other categories. The reductions were mainly due to the seasonal performance of consumption in the second quarter, reflecting lower temperatures than in 1Q11.

Sources: Eletrobrás, Cemig research

In comparison to the second quarter of 2010, consumption was higher in all categories, as shown in this table:

	Brazilian electricity consumption, GWh
Item	2Q11	2Q10	r%
Total	105,965	103,405	2.48	Ç
Industry	45,871	45,126	1.65	Ç
Residential	27,270	26,535	2.77	Ç
Commerce	18,021	17,088	5.46	Ç
Other	14,804	14,656	1.01	Ç

Sources: Eletrobrás, Cemig research.

— Appreciation of our shares

			Close of	End of June	Change to June
Security	Ticker	Currency	2010	2011	2011
Cemig PN	CMIG4	R$	25.26	31.67	25.38%
Cemig ON	CMIG3	R$	19.32	25.50	31.97%
ADR for PN shares	CIG	US$	16.15	20.64	27.79%
ADR for ON shares	CIG.C	US$	12.44	16.21	30.31%
Cemig preferred (Latibex)	XCMIG		€12.30	13.84	12.48%

Amounts adjusted for proceeds, including dividends.

— Key figures(1)

							6M	6M
	2Q11	2Q10	(%)	1Q11	1Q10	(%)	2011	2010	(%)
Electricity sold, GWh	16,936	16,769	1	17,981	15,518	16	34,917	32,287	8
Gross revenue	5,520	4,958	11	5,253	4,481	18	10,773	9,439	14
Net revenue	3,820	3,431	11	3,606	3,088	25	7,426	6,519	14
Ebitda	1,267	1,057	20	1,293	1,165	11	2,560	2,222	15
Net income	523	407	29	526	520	1	1,049	927	13

(1) – Financial figures in R$ millions

— Adoption of International Financial Reporting Standards

The results presented in this release are reported under the new Brazilian accounting practices, resulting from the process of harmonization of Brazilian accounting rules with International Financial Reporting Standards (“IFRS”). Accordingly, the results for the 2nd quarter of 2010 (2Q10) have been restated to reflect these changes and to allow comparability with those of 2Q11.

— Consolidated electricity market

Cemig’s market comprises the sale of electricity by: Cemig D, Cemig GT consolidated (Cemig GT, plus Cachoeirão, Pipoca and the proportionate holdings in the Parajuru, Morgado and Volta do Rio wind farms); the subsidiaries and affiliates (Horizontes, Ipatinga, Sá Carvalho, Barreiro, Cemig PCH, Rosal and Capim Branco); and Light (in proportion to Cemig’s holding).

This includes: the sales of electricity to both captive consumers and free clients, in the concession area of Minas Gerais and outside the State; the sales of electricity to other agents of the electricity sector in the Free and Regulated Markets; the sales under the Proinfa program to encourage alternative electricity sources; and the sales on the CCEE (the wholesale market) - eliminating transactions between companies of the Cemig group.

The Cemig Group sold 16,936 GWh in 2Q11, 1% more by volume that the 16,769 GWh sold in 2Q10.

The volume of electricity sold to other electricity concession holders in 2Q11 was 3,411,595 MWh, 6.95% more than the 3,189,832 MWh sold in 2Q10. The average sale price of this electricity was 24.92% higher, at R$ 131.34/MWh, in 2Q11, than in 2Q10 (R$ 105.14/MWh),

	MWh (*)
			Change,
	2Q11	2Q10%
Residential	2,618,129	2,518,012	3.98
Industrial	6,490,521	6,040,712	7.45
Commercial, services and others	1,731,748	1,593,513	8.67
Rural	611,540	607,873	0.60
Public authorities	306,349	289,769	5.72
Public illumination	344,169	309,525	11.19
Public service	353,690	344,898	2.55
Subtotal	12,456,146	11,704,302	6.42
Own consumption	14,431	13,617	5.98
Subsidy for low-income consumers	—	—	—
Uninvoiced supply, net	—	—	—
	12,470,577	11,717,919	6.42
Wholesale supply to other concession holders	3,411,595	3,189,832	6.95
Transactions in energy on the CCEE	1,040,058	1,853,463	(43.89)
Sales under the Proinfa program	13,317	7,299	82.45
Total	16,935,547	16,768,513	1.00

(*) The information in MWh has not been reviewed by the external auditors.

This chart shows the breakdown of the Cemig Group’s sales to final consumers:

— The electricity market of Cemig GT

Revenue from supply of electricity in 2Q11 was R$ 1,046,679, 18.39% more than in 2Q10 (R$ 884,077).

The increase mainly reflects the volume of electricity supplied to free consumers being 9.74% higher year-on-year, due to higher sales activity in 2011.

Another factor that contributed to the increased revenue is the adjustment of contracts for sale of electricity, most of which are indexed to the IGP-M inflation index.

The average sale price of electricity in the first half of 2011 was R$ 128.71/MWh, 11.85% more than the average price of R$ 105.07 in the same period of 2010.

This table shows supply of electricity by type of consumer:

	MWh (**)
			Change,
	2Q11	2Q10%
Industrial	4,943,098	4,510,973	9.58
Commercial	22,783	14,19	60.56
Uninvoiced supply, net	—	—	—
	4,965,881	4,525,163	9.74
Wholesale supply to other concession holders (*)	3,678,866	3,435,310	7.09
Transactions in energy on the CCEE	1,242,870	1,120,848	10.89
Sales under the Proinfa program	13,317	7,3	82.42
Total	9,900,934	9,088,621	8.94

(*) Includes Regulated Market Electricity Sale Contracts (CCEARs) and “bilateral contracts” with other agents.

(**) The information in MWh has not been reviewed by the external auditors.

Revenue from the transmission concession

This revenue is primarily for use, by electricity generation and distribution companies that are participants in the Brazilian grid system, of the facilities that make up the basic transmission network of Cemig GT; the amounts are set by a resolution of the regulator, Aneel.

For new concessions of the Company’s subsidiaries, only the portion of the revenue that is related to operation and maintenance of lines is recorded, since part of the revenue from the concession is recorded, during the period of the concession, as construction revenue.

The transmission concession revenue was R$ 259,518 in 2Q11, which is 2.44% more than in 2Q10 (R$ 253,339). This increase mainly arises from the adjustment of the average transmission tariff.

— The electricity market of Cemig D

Revenue from supply of electricity

Revenue from supply of electricity in 2Q11 was R$ 2,445,964, 5.08% more than in 2Q10 (R$ 2,327,705). The main factors affecting revenue in 2011 were:

•                  Tariff Adjustment with average impact on captive consumer tariffs of 1.67%, starting from April 8, 2010.

•                  Volume of energy invoiced to final consumers 4.55% higher (this excludes Cemig’s own internal consumption).

Electricity sold to final consumers (MWh)

(Data not reviewed by external auditors)

	MWh (*)			R$
	2Q11	2Q10	Change, %	2Q11	2Q10	Change, %
Residential	2,085,684	2,009,502	3.79	1,042,668	972,818	7.18
Industrial	1,186,984	1,160,467	2.29	405,096	420,046	(3.56)
Commercial, services and others	1,186,984	1,160,467	8.60	558,619	531,584	5.09
Rural	604,722	604,722	0.58	163,320	153,333	6.51
Public authorities	207,368	197,410	5.04	86,271	85,330	1.10
Public illumination	299,293	266,131	12.46	78,621	69,136	13.72
Public service	282,748	274,904	2.85	80,898	80,625	0.34
Subtotal	5,960,200	5,700,888	4.55	2,415,493	2,312,872	4.44
Own consumption	8,856	9,282	(4.59)	—	—	—
Subsidy for low-income consumers	—	—	—	22,384	33,838	(33.85)
Uninvoiced supply, net	—	—	—	8,087	(15,306)	—
	5,969,056	5,710,170	4.53	2,445,964	2,331,404	4.91
Transactions in electricity on the CCEE (**)	43,953	654,191	(93.28)	—	(3,699)	—
	6,013,009	6,364,361	(5.52)	2,445,964	2,327,705	5.08

(*) The information in MWh has not been reviewed by the external auditors.

(**) Figures in MWh are net results of purchases and sales.

Revenue from use of the network

This refers to the TUSD, charged by Cemig GT to Free Consumers, on energy sold, mainly, by Cemig GT. It was 3.50% higher in 2Q11, at R$ 445,857, than in 2Q10 (R$ 430,794).

This variation mainly reflects the increase in volume transported as a result of the migration of captive consumers to the status of Free Consumers.

Revenue from use of the grid - Free Consumers

This revenue is from the TUSD - Tariff for Use of the Distribution System - charged to Free Consumers on electricity sold to them.

— The electricity market of Light

Total electricity consumption in 2Q11, at 5,669 GWh, was 3.1% higher than in 2Q10. Sales in the residential and commercial segments were 2.6% and 5.0% higher, respectively, due to the structural growth taking place in the concession area.

There is more information on this link:

http://www.mzweb.com.br/light/web/arquivos/Light SA Release 2Q11.pdf

— Operational revenue consolidated

Revenue from supply of electricity

Revenue from supply of electricity in 2Q11 was R$ 4,089,093, 9.28% more than in 2Q10 (R$ 3,741,840).

	2Q11	2Q10	Change, %
Residential	1,312,405	1,211,164	8.36
Industrial	1,076,295	981,589	9.65
Commercial, services and others	735,098	701,331	4.81
Rural	164,346	154,226	6.56
Public authorities	134,607	125,751	7.04
Public illumination	89,132	78,453	13.61
Public service	103,170	100,531	2.63
Subtotal	3,615,053	3,353,045	7.81
Subsidy for low-income consumers	22,384	34,227	-34.6
Uninvoiced supply, net	21,197	-401	—
	3,658,634	3,386,671	8.02
Wholesale supply to other concession holders	448,081	335,388	33.6
Transactions in energy on the CCEE	-20.548	17.815	—
Sales under the Proinfa program	2.927	1.765	65.84
Total	4,089,093	3,741,840	9.28

Final consumers

The revenue from electricity sold to final consumers in 2Q11, excluding the group’s own consumption, was R$ 3,658,634, compared to R$ 3,386,671 in the first quarter of 2Q10.

The main items affecting this result are:

•                  Tariff increase for Cemig D with average effect on consumer tariffs of 7.24%, starting from April 8, 2011.

•                  Higher volume of electricity supplied to free consumers, due to higher sales activity in 2011.

•                  Higher volume of electricity invoiced to residential and industrial clients, with an increase of R$ 195,947 in the revenue from supply of electricity.

Revenue from wholesale electricity sales

The revenue from the TUSD (Tariff for Use of the Distribution System) received by Cemig D and Light was 4.94% higher in 2Q11, at R$ 379,210, compared to R$ 361,359 in 2Q10. This revenue comes principally from charges to free consumers on the electricity sold by other agents of the electricity sector.

Revenue from use of the electricity distribution systems (TUSD)

This refers to the TUSD, charged by Cemig D to Free Consumers, on energy sold, mainly, by Cemig GT. It was 3.50% higher in 2Q11, at R$ 445,857, than in 2Q10 (R$ 430,794).

This variation mainly reflects the increase in volume transported as a result of the migration of captive consumers to the status of Free Consumers.

Revenue from use of the transmission grid

The revenue for use of the network was R$ 393,713 in 2Q11, not significantly different from the total of R$ 386,566 in 2Q10.

This revenue is for the transmission capacity of Cemig GT being made available to the national grid, and also from the jointly-controlled transmission subsidiaries, among which we highlight the transmission groups known as TBE and Taesa.

For new concessions of Cemig’s subsidiaries, the portion of the revenue that is related to operation and maintenance of transmission lines, and the updating of that part of the revenue from the concession that was recorded at present value as construction revenue, are recorded in this account line.

The increase in this revenue in 2011 is mainly due to acquisition of an interest in Taesa in May 2010 through a public offer to acquire shares, which increased the consolidated total of these revenues in the first half of 2011.

— Taxes and charges applied to revenue

The taxes and charges applicable to revenue in 2Q11 were R$ 1,699,652, an increase of 11.33% in comparison to their total of R$ 1,526,747 in 2Q10. The main variations in these deductions from revenue between the two years are as follows:

The Fuel Consumption Account - CCC

The deduction from revenue for the CCC was R$ 178,244 in 2Q11, 41.32 % more than in 2Q10 (R$ 126,129). This charge is for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is shared (prorated) between electricity concession holders, on a basis set by an Aneel Resolution.

CDE - Energy Development Account

The deduction from revenue relating to the CDE was R$ 122,419 in the first half of 2011, compared to R$ 108,533 in the first half of 2009, an increase of 12.79%. These payments are specified by a Resolution issued by the regulator, Aneel.

The other deductions from revenue are taxes, calculated as a percentage of amounts invoiced. Hence their variations are substantially proportional to the changes in revenue.

— Ebitda

Cemig’s Ebitda in the second quarter of 2011 was 19.85% higher than in 2Q10. This reflects the efficiency of our operational program and the reduction of manageable costs.

EBITDA - R$ ’000	2Q11	2Q10	Change, %
Net income for the period	523,057	407,114	28.48
+ Income tax and Social Contribution tax expense	259,149	200,110	29.50
- Net financial revenue (expenses)	256,435	226,837	13.05
+ Depreciation and amortization	229,389	223,958	2.43
EBITDA	1,268,030	1,058,019	19.85
Non-recurring items:
+ Settlement with Rima Industrial S.A.	—	177,592	—
+ ICMS tax: low-income consumers	—	25,702	—
+ PDV and PPD Voluntary Retirement Programs	2,919	14,246	(79.51)
= ADJUSTED EBITDA	1,270,949	1,275,559	(0.36)

The non-recurring events affecting Ebitda in 2Q11 and 2Q10 were the following:

•                  Recognition by Cemig D of an expense of R$ 177,592, for settlement of a legal action brought by Rima Industrial S.A., for reimbursement of the tariff increase introduced by the DNAEE (the National Water and Energy Authority) during the Cruzado economic plan of 1986.

•                  Recognition of an ICMS tax expense of R$ 25,702 relating to the subsidy for the discount on tariffs for low-income consumers, resulting from the decision to subscribe to the Tax Amnesty program put in place by the government of Minas Gerais State.

•                  Provisions, in 2Q11 and 2Q10, of R$ 2,919 and R$ 14,246, respectively, for the Company’s Voluntary Retirement Program.

— Ebitda and net income of the principal companies, and by business

Company	Net income	Ebitda
Cemig GT - Generation and transmission*	223	576
Cemig D - Distribution	170	399
Light	12	62
Gasmig	13	25
TBE	37	62
Taesa	42	73
Others	26	71
Total	523	1,268

* Excluding Taesa

Business	Net income	Ebitda
Power generation	290	527
Power transmission	44	242
Eletricity distribution	181	464
Others	8	35
Total	523	1,268

— Net income for the period

Net income in the period

Cemig’s consolidated net income in 2Q11 was R$523,000, 29% higher than the consolidated net income of R$407,000 for 2Q10. This result is mainly due to higher revenue, as a result of the quantity of electricity sold to final consumers being 6.42% higher - in which the main factor is industrial activity 7.45% higher, and commercial activity 8.67% higher.

— Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses (excluding Financial revenue (expenses)) were R$ 2,781,359 in 2Q11, 7.08% more than in 2Q10 (R$ 2,597,511). This mainly reflects higher costs of electricity bought for resale, outsourced services and gas bought for resale.

These are the main variations in expenses:

Electricity bought for resale

The expense on electricity bought for resale in 2Q11 was R$ 1,016,344, 18.06% higher than the expense of R$ 860,830 in 2Q10. This is a non-controllable cost in the distribution activity; the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated for in the subsequent tariff adjustment. The higher expense basically reflects higher selling activity in 2011, with the purchase of electricity for resale. There is more information on this in Explanatory Note 22 to the Consolidated Quarterly Information.

Charges for use of the transmission grid

Expenses on charges for the use of the transmission grid were R$ 192,637 in 2Q11, 10.42% more than in 2Q10 (R$ 174,457).

This expense refers to the charges, set by an Aneel Resolution, payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. This is a non-controllable cost in the distribution activity; the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated in the subsequent tariff adjustment.

Operational provisions

Expenses on operational provisions in 2Q11 were R$ 65,758, compared to provisions of R$ 183,985 in 2Q10. The difference is mainly due to the settlement, in the amount of R$ 177,592, provisioned in May 2010, to terminate a legal action brought by an industrial consumer relating to the tariff increase ordered by the National Water and Electricity Authority (DNAEE) by its Ministerial Order 045, of 1986.

Gas purchased for resale

The expense on gas bought for resale in 2Q11 was R$ 80,464, 55.94% more than the expense of R$ 51,601 in 2Q10. The change basically reflects the higher quantity bought in 2Q11 than in 2Q10, reflecting a higher quantity of gas sold by Gasmig in 2011, due to greater industrial activity.

— Financial revenues (expenses)

Net financial expenses in 2Q11 were R$ 256,435, 13.05% more than in 2Q10 (R$ 226,837). The main factors in the difference between financial revenues/expenses in 2Q11 and 2Q10 are:

•                  Higher expenses on costs of loans and financings: R$ 365,502 in 2Q11, compared to R$ 266,675 in 2Q10. The higher figure is basically due to the higher variation in the CDI rate in 2Q11 than in 2Q10. In 2Q11 the variation resulting from the CDI rate was 2.76%, while in 2Q10 it was 2.18%.

•                  Increase in the expense on monetary variation on Loans and financings in Brazilian currency: R$ 45,202 in 2Q11, compared to R$ 38,937 in 2Q10. This expense arises from new loans as from March 2010, and the variation in the IGP-M and IPCA inflation indices, which are the principal indexors of the contracts. In 2Q11 the variation represented by the IPCA index was 1.39%, while in 2Q10 it was 1.01%. This variation was partially compensated by the lower variation in the IGP-M index - of 0.70%, in 2Q11, compared to 2.83% in 2Q10.

— Income tax and Social Contribution tax

Cemig’s expenses on income tax and the Social Contribution tax in 2Q11 totaled R$ 259,149, on net income of R$ 782,206 before tax effects, a percentage of 33.13%. In the second quarter of 2010 the Company’s expenses on income tax and the Social Contribution were R$ 200,110, on pre-tax net income of R$ 607,224, a percentage of 32.95%.

— Appendices

Cemig consolidated: Tables I to X (Amounts in R$ ‘000)

Table I

Energy Sales (Consolidated)	2Q11	2Q10	Change%	1Q11	1Q10	Change%	6M11	6M10	Change%
Residential	2,618	2,518	4	2,832	2,350	(8)	5,450	4,868	12
Industrial	6,491	6,041	7	6,257	5,588	12	12,748	11,629	10
Commercial	1,731	1,593	9	1,810	1,473	23	3,541	3,066	15
Rural	611	608	0	537	503	7	1,148	1,111	3
Others	1,005	944	6	979	826	19	1,984	1,770	12
Subtotal	12,456	11,704	6	12,415	10,740	16	24,871	22,444	11
Own Consumption	14	14	—	15	11	36	29	25	16
Supply	3,412	3,190	7	3,410	3,237	5	6,822	6,427	6
Transactions on the CCEE	1,040	1,853	(44)	2,129	1,520	40	3,169	3,373	(6)
Sales under the Proinfa program	14	8	—	12	10	—	26	18	44
TOTAL	16,936	16,769	1	17,981	15,518	16	34,917	32,287	8

Table II

Energy Sales	2Q11	2Q10	Change%	1Q11	1Q10	Change%	6M11	6M10	Change%
Residential	1,313	1,212	8	1,300	1,127	15	2,613	2,339	12
Industrial	1,076	982	10	1,007	925	9	2,083	1,907	9
Commercial	736	702	5	741	642	15	1,477	1,344	10
Rural	164	155	6	152	140	9	316	295	7
Others	327	303	8	298	263	13	625	566	10
Electricity sold to final consumers	3,616	3,354	8	3,498	3,097	13	7,114	6,451	10
Low-Income Consumers Subsidy	22	34	(35)	23	33	(30)	45	67	(33)
Unbilled Supply, Net	21	(1)	(2,200)	13	(44)	(130)	34	(45)	(176)
Supply	448	336	33	365	331	10	813	667	22
Transactions on the CCEE	(21)	18	(217)	67	45	49	46	63	(27)
Sales under the Proinfa program	3	1	—	3	3	—	6	4	—
TOTAL	4,089	3,742	9	3,969	3,465	15	8,058	7,207	12

Table III

Sales per Company

Cemig Distribution

2Q11 Sales	GWh
Industrial	1,187
Residencial	2,086
Rural	608
Commercial	1,289
Others	799
Sub total	5,969
Wholesale supply	44
Total	6,013

Independent Generation

2Q11 Sales	GWh
Horizontes	22
Ipatinga	71
Sá Carvalho	137
Barreiro	25
CEMIG PCH S.A	35
Rosal	62
Capim Branco	151
Cachoeirão	20
TOTAL	604

Cemig GT

2Q11 Sales	GWh
Free Consumers	4,966
Wholesale supply	3,692
Wholesale supply others	2,405
Wholesale supply Cemig Group	566
Wholesale supply bilateral contracts	721
Transactions in the CCEE (PLD)	1,243
Total	9,901

RME (25%)

2Q11 Sales	GWh
Industrial	111
Residencial	532
Commercial	405
Rural	3
Others	215
Wholesale supply	309
Transactions in the CCEE (PLD)	(299)
Total	1,276

Cemig Consolidated by Company

2Q11 Sales	GWh	Participação
Cemig Distribution	6,013	36%
Cemig GT	9,901	58%
Wholesale Cemig Group	1,276	8%
Wholesale Light Group	604	4%
Independent Generation	(792)	—
RME	(66)	—
Total	16,936	100%

Table IV

Operating Revenues	2Q11	2Q10	Change%	1Q11	1Q10	Change%	6M11	6M10	Change%
Sales to end consumers	3,659	3,387	8	3,534	3,086	15	7,193	6,473	11
TUSD	379	361	5	525	335	56.71642	904	696	29.88506
Supply + Transactions in the CCEE	427	353	21	432	377	15	859	730	18
Revenues from Trans. Network	394	387	2	279	260	7.307692	673	647	4.018547
Gas Supply	143	96	49	126	90	40	269	186	45
Construction revenue	428	306	40	268	267	0.374532	696	573	21
Others	90	68	32	89	66	35	179	134	34
Subtotal	5,520	4,958	11	5,253	4,481	17	10,773	9,439	14
Deductions	(1,700)	(1,527)	11	(1,647)	(1,393)	18	(3,347)	(2,920)	15
Net Revenues	3,820	3,431	11	3,606	3,088	17	7,426	6,519	14

Table V

Operating Expenses	2Q11	2Q10	Change%	1Q11	1Q10	Change%	6M11	6M10	Change%
Personnel/Administrators/Councillors	297	299	(1)	307	294	4	604	593	2
Forluz — Post-Retirement Employee Benefits	31	7	343	31	28	11	62	35	77
Materials	29	30	(3)	18	29	(38)	47	59	(20)
Contracted Services	254	227	12	215	178	21	469	405	16
Purchased Energy	1,016	861	18	1,076	718	50	2,092	1,579	32
Royalties	36	34	6	38	42	(10)	74	76	(3)
Depreciation and Amortization	229	224	2	233	214	9	462	438	5
Operating Provisions	66	184	(64)	41	23	78	107	207	(48)
Charges for Use of Basic Transmission Network	193	174	11	189	187	1	382	361	6
Gas Purchased for Resale	81	52	56	62	49	27	143	101	42
Other Expenses	96	156	(38)	70	73	(4)	166	229	(28)
Employee Participation	26	43	(40)	(2)	36	(106)	24	79	(70)
Construction cost	427	306	40	268	267	0	695	573	21
TOTAL	2,781	2,597	7	2,546	2,138	19	5,327	4,735	13

Table VI

Financial Result Breakdown	2Q11	2Q10	Change%	1Q11	1Q10	Change%	6M11	6M10	Change%
Financial revenues	240	188	28	204	236	(14)	444	424	5
Revenue from cash investments	113	89	27	85	94	(10)	198	183	8
Arrears penalty payments on electricity bill	44	36	22	34	32	6	78	68	15
the Minas Gerais state government	57	30	90	22	40	(45)	79	70	13
FX variations	20	1	1,900	6	15	(60)	26	16	63
Pasep and Cofins taxes on financial revenues	(1)	(10)	(90)	—	(1)	(100)	(1)	(11)	(91)
Gains on financial instruments	(23)	—	—	23	—	—	—	—	—
Adjustment to present value	1	5	(80)	2	10	(80)	3	15	(80)
Other	29	37	(22)	32	46	(30)	61	83	(27)
Financial expenses	(496)	(415)	20	(487)	(365)	33	(983)	(780)	26
Costs of loans and financings	(365)	(267)	37	(303)	(231)	31	(668)	(498)	34
FX variations	(58)	2	(3,000)	(7)	(23)	(70)	(65)	(21)	210
Monetary updating — loans and financings	(45)	(39)	15	(51)	(32)	59	(96)	(71)	35
Monetary updating — paid concessions	(3)	(11)	—	(10)	(10)	—	(13)	(21)	—
Losses on financial instruments	20	(3)	(767)	(33)	(1)	3,200	(13)	(4)	225
obligations	(31)	(27)	15	(32)	(30)	7	(63)	(57)	11
Amortization of goodwill premium /discount on investments	(22)	(21)	5	(23)	(13)	77	(45)	(34)	32
Other	8	(49)	(116)	(28)	(25)	12	(20)	(74)	(73)
Financial revenue (expenses)	(256)	(227)	13	(283)	(129)	119	(539)	(356)	51

Table VII

Statement of Results	1Q11	1Q10	Change%	1Q11	1Q10	Change%	1Q11	1Q10	Change%
Net Revenue	3,820	3,431	11	3,606	3,088	17	7,426	6,519	14
Operating Expenses	2,782	2,598	7	2,545	2,137	19	5,327	4,735	13
EBIT	1,038	833	25	1,061	951	12	2,099	1,784	18
EBITDA	1,267	1,058	20	1,294	1,166	11	2,561	2,223	15
Financial Result	(256)	(227)	13	(283)	(129)	119	(539)	(356)	51
Provision for Income Taxes, Social Cont & Deferred Income Tax	(259)	(199)	30	(252)	(302)	(17)	(511)	(501)	2
Net Income	523	407	29	526	520	1	1,049	927	13

Table VIII

BALANCE SHEETS (CONSOLIDATED) - ASSETS	2Q11	1Q11	2010
CURRENT	9,161	8,782	8,086
Cash and cash equivalents	3,037	2,733	2,980
Securities — cash investments	715	849	322
Consumers and Traders	2,346	2,406	2,263
Concession holders — transport of energy	413	412	401
Financial assets of the concession	920	786	625
Taxes offsetable	367	362	374
Income tax and Social Contribution recoverable	671	587	490
Inventories	50	43	41
Other credits	642	604	590
NON-CURRENT	26,113	25,527	25,470
Accounts receivable from Minas Gerais state government	1,834	1,793	1,837
Credit Receivables Investment Fund	—	—	—
Deferred income tax and Social Contribution tax	1,886	1,805	1,801
Taxes offsetable	147	143	140
Income tax and Social Contribution recoverable	77	73	83
Deposits linked to legal actions	1,226	1,137	1,027
Consumers and Traders	97	94	96
Other credits	134	116	138
Financial assets of the concession	7,059	7,439	7,316
Investments	—	23	—
Fixed assets	8,353	8,297	8,229
Intangible	5,300	4,607	4,804
TOTAL ASSETS	35,274	34,309	33,555

Table IX

BALANÇO PATRIMONIAL CONSOLIDADO - PASSIVO	2T11	1T11	2010
CIRCULANTE	11,121	7,906	6,403
Fomecedores	1,053	1,105	1,121
Encargos Regulatórios	399	393	384
Participações nos Lucros	46	32	116
Impostos, Taxas e Contribuições	477	421	404
Imposto de Renda e Contribuição Social	547	280	137
Juros sobre Capital Próprio e Dividendos a Pagar	621	1,153	1,154
Empréstimos e Financiamentos	3,044	1,664	1,574
Debêntures	4,197	2,092	629
Salários e Contribuições Sociais	238	203	243
Obrigações Pós-emprego	105	100	99
Provisão para Perdas em Instrumentos Financeiros	55	79	69
Outras Obrigações	339	384	473
NÃO CIRCULANTE	11,695	14,400	15,676
Encargos Regulatórios	199	173	142
Empréstimos e Financiamentos	4,945	6,081	6,244
Debêntures	1,693	3,480	4,779
Impostos, Taxas e Contribuições	810	761	693
Imposto de Renda e Contribuição Social	1,125	1,063	1,065
Provisões	437	405	371
Concessões a Pagar	125	124	118
Obrigações Pós-emprego	2,108	2,078	2,062
Outras Obrigações	253	235	201
PATRIMÔNIO LÍQUIDO	12,458	12,003	11,476
Capital Social	3,412	3,412	3,412
Reservas de Capital	3,954	3,954	3,954
Reservas de Lucros	2,806	2,873	2,873
Ajustes de Avaliação Patrimonial	1,123	1,164	1,209
Ajustes Acumulados de Conversão	27		1
Recursos Destinados a Aumento de Capital		27	27
Prejuízos Acumulados	1,136	573	—
TOTAL DO PASSIVO	35,274	34,309	33,555

Table X

Cash Flow Statement	2Q11	2Q10	Change%	1Q11	1Q10	Change%	6M11	6M10	Change%
Cash at beginning of period	2,733	4,487	(39)	2,979	4,425	(33)	2,979	4,416	(33)
Cash generated by operations	1,297	358	262	474	1,156	(59)	1,771	1,523	16
Net profit	523	407	29	526	520	1	1,049	927	13
Depreciation and amortization	229	224	2	233	214	9	462	438	5
Suppliers	(52)	11	(573)	(16)	72	(122)	(68)	83	(182)
Provisions for operational losses	97	33	194	34	(4)	(950)	131	29	352
Other adjustments	500	(317)	(258)	(303)	354	(186)	197	46	328
Financing activities	(209)	598	(135)	(24)	81	(130)	(233)	679	(134)
Financings obtained and capital increase	706	1,397	(49)	325	3,197	(90)	1,031	4,594	(78)
Payments of loans and financings	(381)	(336)	13	(349)	(3,112)	(89)	(730)	(3,448)	(79)
Interest on Equity, and dividends	(534)	(463)	15	—	(4)	(100)	(534)	(467)	14
Investment activity	(784)	(1,688)	(54)	(696)	(1,175)	(41)	(1,480)	(2,863)	(48)
Securities - Financial Investment	135	9	—	(528)	—	—	(393)	9	—
Fixed and Intangible assets	(919)	(1,697)	(46)	(168)	(1,175)	(86)	(1,087)	(2,872)	(62)
Cash at end of period	3,037	3,755	(19)	2,733	4,487	(39)	3,037	3,755	(19)

Cemig GT: Tables I to III (Amounts in R$ ’000)

Table I

Operating Revenues	2Q11	2Q10	Change%	1Q11	1Q10	Change%	1S11	1S10	Change%
Sales to end consumers	639	521	23	593	470	26	1,232	991	24
Supply	404	356	13	395	366	8	799	722	11
Revenues from Trans. Network + Transactions in the CCEE	260	253	3	285	220	30	545	473	15
Construction revenue	21	46	—	7	51	—	28	97	—
Others	7	13	(46)	5	8	(38)	12	21	(43)
Subtotal	1,331	1,189	12	1,285	1,115	15	2,616	2,304	14
Deductions	(278)	(244)	14	(271)	(229)	18	(549)	(473)	16
Net Revenues	1,053	945	11	1,014	886	14	2,067	1,831	13

Table II

Operating Expenses	2Q11	2Q10	Change%	1Q11	1Q10	Change%	1S11	1S10	Change%
Personnel/Administrators/Councillors	70	74	(5)	75	72	4	145	146	(1)
Employee Participation	—	9	(100)	5	7	(29)	5	16	(69)
Depreciation and Amortization	87	89	(2)	95	95	—	182	184	(1)
Charges for Use of Basic Transmission Network	58	72	(19)	57	64	(11)	115	136	(15)
Contracted Services	36	42	(14)	30	35	(14)	66	77	(14)
Forluz — Post-Retirement Employee Benefits	7	6	17	7	4	75	14	10	40
Materials	6	5	20	3	4	(25)	9	9	—
Royalties	35	31	13	35	35	—	70	66	6
Other Expenses	29	27	7	8	(4)	(300)	37	23	61
Purchased Energy	143	72	99	138	74	86	281	146	92
Construction Cost	18	46	(61)	10	51	(80)	28	97	(71)
Total	491	467	5	463	437	6	954	904	6

Table III

Statement of Results	2Q11	2Q10	Change%	1Q11	1Q10	Change%	1S11	1S10	Change%
Net Revenue	1,053	945	11	1,014	886	14	2,067	1,831	13
Operating Expenses	491	467	5	463	437	6	954	904	6
EBIT	562	478	18	551	449	23	1,113	927	20
EBITDA	649	567	14	646	544	19	1,295	1,111	17
Financial Result	(167)	(142)	18	(179)	(92)	95	(346)	(234)	48
Provision for Income Taxes, Social Cont & Deferred Income Tax	(130)	(90)	44	(125)	(125)	—	(255)	(215)	19
Net Income	265	246	8	247	232	6	512	478	7

Cemig D: Tables I to IV (Amounts in R$ ’000)

Table I

	CEMIG D Market
	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY(1)	T.E.D(2)	TUSD PICK(3)
1Q09	5,448	3,269	8,717	21
2Q09	5,478	3,593	9,071	21
3Q09	5,666	3,915	9,581	22
4Q09	5,740	4,304	10,044	22
1Q10	5,613	4,385	9,998	23
2Q10	5,710	4,914	10,624	24
3Q10	5,841	5,047	10,888	25
4Q10	5,938	4,927	10,865	25
1Q11	6,034	4,797	10,831	25
2Q11	5,969	5,127	11,096	26

(1)	Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”)
(2)	Total electricity distributed
(3)	Sum of the demand on which the TUSD is invoiced, according to demand contracted (“Portion B”).

Table II

Operating Revenues	2Q11	2Q10	Change%	1Q11	1Q10	Change%	1S11	1S10	Change%
Sales to end consumers	2,446	2,331	5	2,307	2,295	1	4,753	4,626	3
TUSD	446	431	3	447	330	35	893	761	17
Revenues from construction	353	257			213	3	572	470
Others	23	16	44	43	29	48	66	45	47
Subtotal	3,268	3,035	8	3,016	2,867	5	6,284	5,902	6
Deductions	(1,131)	(1,028)	10	(1,071)	(1,007)	6	(2,202)	(2,035)	8
Net Revenues	2,137	2,007	6	1,945	1,860	5	4,082	3,867	6

Table III

Operating Expenses	2Q11	2Q10	Change%	1Q11	1Q10	Change%	1S11	1S10	Change%
Purchased Energy	706	651	8	758	609	24	1,464	1,260	16
Personnel/Administrators/Councillors	180	191	(6)	189	197	(4)	369	388	(5)
Depreciation and Amortization	95	94	1	95	94	1	190	188	1
Charges for Use of Basic Transmission Network	164	157	4	155	150	3	319	307	4
Contracted Services	171	144	19	145	123	18	316	267	18
Forluz – Post-Retirement Employee Benefits	22	18	21	22	16	39	44	34	29
Materials	21	23	(9)	12	22	(45)	33	45	(27)
Operating Provisions	44	220	(80)	19	14	36	63	234	(73)
Other Expenses	74	76	(3)	21	38	(45)	95	114	(17)
Employee Participation	3	30	(90)	17	29	(41)	20	59	(66)
Construction Cost	353	257	37	219	213	3	572	470	22
Total	1,833	1,861	(2)	1,652	1,505	10	3,485	3,366	4

Table IVa

Statement of Results	2Q11	2Q10	Change%	1Q11	1Q10	Change%	1S11	1S10	Change%
Net Revenue	2,137	2,007	6	1,945	1,860	5	4,082	3,867	6
Operating Expenses	1,833	1,861	(2)	1,652	1,505	10	3,485	3,366	4
EBIT	304	146	108	293	355	(18)	597	501	19
EBITDA	399	240	66	388	449	(14)	787	689	14
Financial Result	(49)	(67)	(27)	(73)	(49)	49	(122)	(116)	5
Provision for Income Taxes, Social Cont & Deferred Income Tax	(85)	(4)	2,025	(77)	(123)	(37)	(162)	(127)	28
Net Income	170	75	127	143	183	(22)	313	258	21

2.               Summary of Principal Decisions of the 514th Meeting of the Board of Directors, July 27, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY
CNPJ 17.155.730/0001-64
NIRE 31300040127

BOARD OF DIRECTORS

514TH MEETING, HELD ON JULY 27, 2011

SUMMARY OF PRINCIPAL DECISIONS

At its 514th meeting, held on July 27, 2011, the Board of Directors of Companhia Energética de Minas Gerais – Cemig, made the following decision:

• Early redemption of Promissory Notes.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG    Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.               Summary of Minutes of the 514th Meeting of the Board of Directors, July 27, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY

MINUTES

OF THE 514TH MEETING

Date, time and place:	July 27, 2011 at 3 p.m. at the Company’s head office,
Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair:	Djalma Bastos de Morais;
	Secretary:	Carlos Henrique Cordeiro Finholdt

Summary of proceedings:

I                               The Chair asked the Board Members present whether any of them had conflict of interest in relation to the matter on the agenda of this meeting, and all stated there was no such conflict of interest.

II                           The Chair stated that the matter on the agenda had been examined by the Finance, Audi and Risks Committee of the Board of Directors, which had recommended its approval.

III                       The Board approved the minutes of this meeting.

IV                      The Board authorized 100% early redemption of the Company’s commercial Promissory Notes issued in a single series on December 12, 2010, for the estimated amount of R$ 373 million, based on July 12, 2011.

The following were present:

Board members:	Djalma Bastos de Morais, Antônio Adriano Silva, Arcângelo Eustáquio Torres Queiroz, Francelino Pereira dos Santos, Guy Maria Villela Paschoal, João Camilo Penna,	Maria Estela Kubitschek Lopes, Paulo Roberto Reckziegel Guedes, Ricardo Coutinho de Sena, Saulo Alves Pereira Junior, Paulo Sérgio Machado Ribeiro, Tarcísio Augusto Carneiro, Cezar Manoel de Medeiros;
Secretary:	Carlos Henrique Cordeiro Finholdt.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4.               Market Announcement — Early Redemption of Promissory Notes, July 27, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company: CVM n° 00245-3

CNPJ: 17.155.730/0001-64; NIRE: 31300040127

Avenida Barbacena 1,200, Santo Agostinho
30190-131 Belo Horizonte, Minas Gerais, Brazil

NOTICE OF REDEMPTION OF PROMISSORY NOTES OF THE THIRD ISSUE

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig”), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby advises holders of promissory notes of the Company’s Third Issue, in a single series, in circulation (“Holders of the Promissory Notes” and “the Promissory Notes”, respectively) that it will make early redemption of all the Promissory Notes in circulation (“Total Early Redemption”), in accordance with Item VI of the Notes as issued, under the heading “Optional Early Redemption”.

Redemption Date: In accordance with the above, the Total Early Redemption will take place, unilaterally, on August 4, 2011 (“ the Redemption Date”).

Place and Procedure of the Redemption: On the Redemption Date, the Company will make the payment of the Nominal Unit Value of the Promissory Notes, plus the remuneration, specified in Item I of the respective physical Notes, under the heading “Remuneration”, calculated pro rata temporis, from the Issue Date, namely from December 23, 2010, up to the said Redemption Date (“the Payment”). The Payment will be made using the procedures adopted by Cetip S.A. (the Over-the-counter Assets and Derivatives Settlement Chamber), for those Holders of Promissory Notes connected to NOTA, the Commercial Notes Module of Cetip, under number CENG10100, who should have their Promissory Notes positioned as “Própria Livre” (“Owned, Free”) on the Redemption Date. For Holders of Promissory Notes not linked to NOTA, the Payment will be made through the mandated bank, Banco Bradesco S.A.

Belo Horizonte, July 27, 2011.

Arlindo Porto Neto

Acting Chief Finance and Investor Relations Officer

5.               Summary of Minutes of the 139th Meeting of the Board of Directors — CEMIG Geração e Transmissão S.A., July 27, 2011

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58 – NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY

MINUTES

OF THE 139TH MEETING

Date, time and place:	July 27, 2011, at 3.30 p.m., at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Djalma Bastos de Morais;
	Secretary:	Carlos Henrique Cordeiro Finholdt.

Summary of proceedings:

I                               The Chair asked the Board Members present whether there was any conflict of interest with the matter on the agenda of this meeting, and all stated there was no such conflict of interest.

II                           The Chair stated that the matter on the agenda had been examined by Finance, Audit and Risks Committee of the Board of Directors, which had recommended its approval.

III                       The Board approved:

a)              payment of interim dividends, on account of the obligatory dividend for the year 2011, based on the profit reported in the Financial Statements at June 30, 2011, in the amount of R$ 486 million, to be paid in two equal installments, by June 30 and December 30, 2012, to stockholders whose names are in the Company’s Nominal Share Registry on July 27, 2011, also authorizing such payments to be brought forward depending on availability of cash and at the decision of the Executive Board.

b)             the minutes of this meeting.

The following were present:

Board members:	Djalma Bastos de Morais, Antônio Adriano Silva, Arcângelo Eustáquio Torres Queiroz, Francelino Pereira dos Santos, Guy Maria Villela Paschoal, João Camilo Penna,	Maria Estela Kubitschek Lopes, Paulo Roberto Reckziegel Guedes, Ricardo Coutinho de Sena, Saulo Alves Pereira Junior, Paulo Sérgio Machado Ribeiro, Tarcísio Augusto Carneiro, Cezar Manoel de Medeiros;
Members of the Audit Board:	Vicente de Paulo Barros Pegoraro,	Rafael Cardoso Cordeiro;
Secretary:	Carlos Henrique Cordeiro Finholdt.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6.               Market Announcement — Payment for Acquisition of Braslight’s Position in FIP Luce, July 28, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

MARKET ANNOUNCEMENT

Payment for acquisition of Braslight’s position in FIP Luce

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (“BM&FBovespa”) and the market in general — in accordance with CVM Instruction 358 of January 3, 2002, as amended — as follows:

In accordance with the Material Announcements published on March 24 and October 7, 2010, the Market Announcement published on April 11, 2011, and the Material Announcements published on July 7, 2011 and July 15, 2011, Cemig’s affiliated company PARATI S.A. — PARTICIPAÇÕES EM ATIVOS DE ENERGIA ELÉTRICA (“Parati”) acquired, today, from FUNDAÇÃO DE SEGURIDADE SOCIAL BRASLIGHT (“Braslight”), the totality of Braslight’s units in LUCE BRASIL FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES (“FIP Luce”), which in turn indirectly holds, through LUCE EMPREENDIMENTOS E PARTICIPAÇÕES S.A., 26,576,149 common shares in Light S.A. (“Light”), representing approximately 13.03% of the total and voting stock of Light.

The amount received by Braslight for the sale of the whole of its holding of units in FIP Luce totals R$ 171,981,877.12. With this acquisition, Parati becomes owner of 100% of the units in FIP Luce.

Belo Horizonte, July 28, 2011,

Arlindo Porto Neto

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.               Summary of Principal Decisions of the 515th Meeting of the Board of Directors, August 04, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

 CNPJ 17.155.730/0001-64

NIRE 31300040127

BOARD OF DIRECTORS

515TH MEETING, HELD ON AUGUST 04, 2011

SUMMARY OF PRINCIPAL DECISIONS

At its 515th meeting, held on August 04, 2011, the Board of Directors of Companhia Energética de Minas Gerais – Cemig, made the following decisions:

1.          Signature of amendments, between the Federal Government and Empresa Catarinense de Transmissão de Energia S.A. (ECTE), Empresa Norte de Transmissão de Energia S.A. (ENTE) and Empresa Regional de Transmissão de Energia S.A. (ERTE).

2.          Signature of amendments, with Imetame Energia S.A.

3.          Term of Agreement between Cemig and Cemig D.

4.          Creation of a budget reserve.

5.          Contracting of legal services for ordinary litigation.

6.          Contracting of specialized legal services.

7.          Kasinski Project.

8.          Signature of an amendment between Cemig, Cemig D and Axxiom.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8.               Market Announcement — Stockholders’ Agreement, August 9, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Stockholders’ Agreement signed with AGC Energia

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&FBovespa S.A.) and the market in general — in accordance with CVM Instruction 358 of January 3, 2002, as amended — as follows:

Today Cemig filed with the CVM a Stockholders’ Agreement, signed on August 1, 2011, between the State of Minas Gerais and AGC Energia S.A., in which BNDES Participações S.A. — BNDESPAR is consenting party.

The Stockholders’ Agreement will be filed at the Company’s head office and will be available on the Internet at Cemig’s Investor Relations website.

Belo Horizonte, August 9, 2011.

Arlindo Porto Neto

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.